UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☑ Form C-TR: Termination of Reporting

Name of Issuer:

Alpine X Inc.

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    Alpine X LLC formed on June 21, 2016. Converted to Alpine X Inc. on June 24, 2021.

Physical Address of Issuer:

1350 Beverly Road, Suite 115-450, McLean, VA 22101

Website of Issuer:

www.Alpine-X.com

Current Number of Employees:

0


February 28, 2024

FORM C-TR

Alpine X Inc.




This Form C-TR (including the cover page and all exhibits attached hereto, the "**Form C-TR**") is being furnished by Alpine X Inc., a Delaware Corporation ("**Alpine-X**" or the "**Company,**" as well as references to "**we,**" "**us,**" or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-TR pursuant to Regulation CF (§227.100 et seq.), which requires that it must file a report with the Commission annually and post the report on its website at www.alpine-x.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-TR is February 28, 2024.

THIS FORM C-TR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward-Looking Statement Disclosure

This Form C-TR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-TR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-TR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-TR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made in this Form C-TR or any documents incorporated by reference herein speaks only as of the date of this Form C-TR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as may be required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, for any reason after the date of this Form C-TR.

ONGOING REPORTING

The Company will no longer file a report electronically with the Securities & Exchange Commission annually or post the report on its website.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
 (5) the Company liquidates or dissolves its business in accordance with state law.

The Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-TR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ John Emery
(Signature)

John Emery
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-TR has been signed by the following persons in the capacities and on the dates indicated.

/s/ John Emery
(Signature)

John Emery
(Name)

Principal Executive Officer, Director
(Title)

February 28, 2024
(Date)

/s/ James A. Calder
(Signature)

James A. Calder
(Name)

Principal Financial Officer & Principal Accounting Officer, Director
(Title)

February 28, 2024
(Date)

/s/ Niels Ten Berge
_____
(Signature)

Niels Ten Berge
_____
(Name)

Director
_____
(Title)

February 28, 2024
_____
(Date)

/s/ Jeffrey Hokenson
_____
(Signature)

Jeffrey Hokenson
_____
(Name)

Director
_____
(Title)

February 28, 2024
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 100